Ross M. Leff, P.C. To Call Writer Directly: +1 212 446 4947 ross.leff@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

August 14, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Robert Shapiro and Doug Jones

Re:	Genius Sports Limited

Form 20-F for Fiscal Year Ended December 31, 2023

File No. 001-40352

Ladies and Gentlemen:

On behalf of our client, Genius Sports Limited (the “Company”), this letter sets forth the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 17, 2024, with respect to the above referenced Form 20-F for the year ended December 31, 2023.

The text of the Staff’s comment has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered comment.

Pursuant to 17. C.F.R. § 200.83 (“Rule 83”), we are requesting confidential treatment for portions of our response below, as indicated by “[***]”, reflecting information that we have provided supplementally to the Commission.

Form 20-F for Fiscal Year Ended December 31, 2023

Item 5. Operating and Financial Review and Prospects

Key Components of Revenue and Expenses

Revenue

Betting Technology, Content and Service, page 58

1.

Please explain to us how your customers’ “gross gaming revenue” (“GGR”) measure is determined and how it establishes the associated profit-sharing percentage and/or amount of contractual minimum revenue guarantees. Also, it appears GGR is a metric that you use. Accordingly, disclose how this metric is used by you with respect to your business and why it provides useful information to investors regarding your business. Refer to Release No. 33-10751.

Austin Bay  Area  Beijing  Boston  Brussels  Chicago  Dallas  Hong Kong  Houston  London  Los  Angeles  Miami  Munich  Paris  Riyadh  Salt Lake City  Shanghai  Washington, D.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83

(GSL-1)

August 14, 2024

Response: The Company respectfully acknowledges the Staff’s comment and advises that Gross Gaming Revenue (“GGR”) is defined as the amounts wagered by customers less amounts paid out as winnings to customers. The Company’s customers report their GGR to the Company in order to calculate the amount owed to the Company. The Company then takes the GGR reported by the customers and applies the applicable profit-sharing percentages and/or minimum revenue guarantees to determine the amounts owed to the Company.

The Company establishes the associated profit-sharing percentages and/or amount of contractual minimum revenue guarantees based on the terms in the applicable customer agreements. The profit-sharing percentages applied to the GGR is contractually agreed to between the Company and its customers. Generally, customer contracts also include minimum revenue guarantees, which are contractually agreed to between the Company and its customers.

The Company uses GGR to determine the amounts customers owe the Company as part of its variable Betting Technology, Content and Services revenue contracts. As described above, in these agreements, the Company receives a percentage share of customer GGR, or net gaming revenue (“NGR”, NGR is a metric derived from GGR). If the percentage share of GGR is below the minimum revenue guarantee threshold, the Company would be entitled to the minimum revenue guarantee. GGR or expected GGR is also used by the Company as an input to its financial models and forecasts. Specifically, when forecasting revenue, particularly for customers in the U.S. market, GGR is used in an external industry model to understand the overall market size and opportunity.

To illustrate an example of the future purpose and use of disclosures related to GGR, the Company has provided proposed enhancements to its fiscal year 2023 disclosures set forth in Item 5. Operating and Financial Review and Prospects, Key Components of Revenue and Expenses, Revenue (changes are marked for convenience) that the Company will provide on a prospective basis:

Betting Technology, Content and Services — revenue is primarily generated through the delivery of official sports data for in-game and pre-match betting and outsourced bookmaking services through the Genius’ proprietary sportsbook platform. Customers access Genius’ sportsbook platform and associated services through the cloud over the contract term. Customer contracts are typically either on (i) a “fixed” basis, requiring customers to pay a guaranteed minimum recurring fee for a specified number of events, with incremental per-event fees thereafter, or (ii) a “variable” basis, based on a percentage share of the customer’s Gross Gaming Revenue (“GGR”), typically with minimum payment guarantees. GGR represents the difference between the amount of money players wager and the amount that they win. The Company uses GGR to determine the amounts customers owe the Company and GGR is generally used by the gambling and betting industry to measure the industry’s growth, market size, and opportunities. Minimum guarantee amounts are

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83

(GSL-2)

August 14, 2024

generally recognized over the life of the contract on a straight-line basis, while generally variable fees based on profit sharing and per event overage fees are recognized as earned. Genius believes that its minimum payment guarantees provide for enhanced revenue visibility while the variable component of its contracts benefits Genius as its partners grow.

Non-GAAP Financial Measures

Adjusted EBITDA, page 60

2.

You state the adjustment for “Litigation and related costs” includes mainly legal and related costs in connection with non-routine litigation, yet the adjustment appears for each year presented. Please explain to us and disclose to the extent meaningful your rationale for this adjustment. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and advises that the costs included in the “Litigation and related costs” adjustment to adjusted EBITDA are not viewed by the Company as a normal and recurring part of its business operations, as each case is unique and relates to matters that are not part of the day-to-day operations of the Company’s business. That is, litigation matters that are part of the Company’s day-to-day operations are expensed as part of our on-going operations and included in general and administrative expenses but are not adjusted for in calculating adjusted EBITDA. The Company considers litigation involving vendors, customers, or employees to be in the ordinary course of business whereas each litigation matter for which expenses are included in “Litigation and related costs” adjustment is related to a discrete and unique set of facts that are not part of the Company’s normal and continued business activity.

The adjustments primarily relate to litigation involving Sportradar and BetConstruct that began in 2020 as well as new litigation from cases beginning in the fourth quarter of 2023 involving historical merger and acquisitions (“M&A”) transactions, including the Special Purpose Acquisition Company (“SPAC”) merger that was consummated on April 20, 2021. Historically, litigation has been infrequent and outside the ordinary course of our operations and, as summarized in the preceding sentence, the litigation included in the adjustment relates to M&A transactions and other one-off, specific cases which are not expected to repeat such that they are not part of the Company’s normal, recurring business operations.

The matters related to Sportradar and BetConstruct were previously disclosed in the Company’s Form 20-F for Fiscal Year Ended December 31, 2022. For reference, the following is a summary of each litigation:

Sportradar

The Sportradar litigation began in February 2020 following Sportradar AG and Sportradar UK Limited (collectively, “Sportradar”) filing a claim against Football DataCo Limited (“Football DataCo”), Betgenius Limited (“Betgenius”), a subsidiary of the Company, and the Company. Sportradar claimed that the Company breached Article 101 of the Treaty on the Functioning of the European Union and Chapter I of the Competition Act 1998 in connection with the Company’s

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83

(GSL-3)

August 14, 2024

exclusive official live data agreement (the “Football DataCo Agreement”) with Football DataCo. In October 2022, the litigation was resolved and Football DataCo was able to continue to license and market Football DataCo data and the Company maintained the exclusive right to provide low latency Official FDC betting data rights through 2024.

BetConstruct

In March 2020, the Company filed a claim against Soft Construct (Malta) Limited (d/b/a BetConstruct) (“BetConstruct”) and its affiliates, Royal Panda Limited and Vivaro Limited for infringing the Company’s database rights by copying and using the contents of the Company’s databases. The litigation was resolved in December 2022 whereby the Company and BetConstruct agreed to a settlement.

Both of the above litigation matters began in the first quarter of 2020 and were resolved in the fourth quarter of 2022. However, the Company still incurred costs to action the resolution for these matters during fiscal year 2023.

The Company also became involved in new litigation in the fourth quarter of fiscal year 2023 related to patent infringement and historical M&A transactions, including the SPAC merger as follows:

Sportscastr Litigation

On October 5, 2023 Sportscastr Inc. (d/b/a Panda Interactive) (“Sportscastr”) filed a claim against the Company claiming the Company is infringing patents held by Sportscastr relating to the provision of synchronized live data and content within live video streams. This litigation is currently on-going.

Spirable Litigation

On November 15, 2023, sellers in the Spirable acquisition (“the Claimants”) filed a claim against Genius Sports UK Limited, a subsidiary of the Company. The claim relates to a dispute following the purchase of Photospire Limited by Genius Sports UK Limited and contingent consideration (earn out) arising from that transaction. This litigation is currently on-going.

DMYII Litigation

On September 12, 2023 a claim was filed against DMYII (SPAC that merged with the Genius legacy business to create Genius Sports Limited) and the directors of DMYII. The claim relates to matters pre-merger. This litigation is currently on-going.

As mentioned above, the Company believes these types of litigation matters are not part of its normal, recurring operations. The Company has considered the information contained in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and determined that the adjustments are appropriate.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83

(GSL-4)

August 14, 2024

B. Liquidity and Capital Resources

Operating Cash Flows, page 65

3.

Please provide a quantitative and qualitative analysis that explains the increase in the reported amount of operating cash flows between fiscal 2023 and 2022, including material changes in underlying individual items contributing to the change, like, for example, working capital. Note merely citing changes in results, working capital items, and noncash items reported in the statement of cash flows may not provide a sufficient basis to understand changes in operating cash between periods. Refer to Item 5 of Form 20-F, in particular the introductory paragraph thereof and instructions 1 and 9 of Instructions to Item 5, section III.D of Release No. 33-6835, section IV.B and B.1 of Release No. 33-8350 and Release No. 33-10890 for guidance.

Response: The Company respectfully acknowledges the Staff’s comment. We have reviewed Item 5 of Form 20-F, specifically the guidance provided by the introductory paragraph of Item 5 and instructions 1 and 9 of Instructions to Item 5, as well as section IIII.D of Release No. 33-6835, section IV.B and B.1 of Release No. 33-8350 and Release No. 33-10890. In future filings, the Company will enhance its disclosures to include quantitative and qualitative analysis of material factors affecting the reported amount of net operating cash flows between periods, including where material changes offset one another.

To illustrate an example of the future disclosure to address such items, the Company has provided proposed enhancements to its fiscal year 2023 explanations of changes in net operating cash flows as set forth in Item 5. Operating and Financial Review and Prospects, B. Liquidity and Capital Resources section of our Form 20-F for the year ended December 31, 2023. The Company proposes to provide on a prospective basis enhancements for the fiscal year ended December 31, 2024 (changes are marked for convenience) as follows:

Net cash provided by operating activities was $14.9 million and net cash used in operating activities was $3.5 million in the year ended December 31, 2023 and 2022, respectively. In the year ended December 31, 2023, sustained revenue growth of 21% and improved trading performance from our Betting Technology, Content and Services and Media Technology, Content and Services contributed to a $96.1 million decrease in net loss compared to the year ended December 31, 2022. The benefit of the decrease in net loss was partially offset by a decrease in non-cash items of $33.6 million, which was primarily due to decreases in stock-based compensation of $54.5 million, offset by higher depreciation and amortization of $8.8 million as well as a $11.2 million loss on abandonment of assets. The change in working capital in 2023 of $25.8 million, as compared to 2022, is primarily due to a significant increase in accounts receivable of $33.2 million, partially offset by an increase in accounts payable of $22.1 million, both resulting from the growth in operations in 2023 primarily related to our Betting Technology, Content and Services and Media Technology, Content and Services. Prepaid expenses also increased during 2023 by $8.6 million due to higher data rights costs. ~~net cash provided by operating activities primarily reflected Genius’ net loss net of non-cash items of $40.7 million, offset by changes in working capital of $25.8 million. In the year ended December 31, 2022, net cash used in operating activities primarily reflected Genius’ net loss net of non-cash items of $21.8 million, offset by changes in working capital of $18.4 million.~~

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83

(GSL-5)

August 14, 2024

E. Critical Accounting Estimates

Revenue Recognition, page 66

4.

You disclose for Sports Technology and Services you primarily receive noncash consideration for which there is not a readily determinable fair value and for Betting Technology, Content and Services in regard to contracts with variable consideration associated with overages you record cumulative effect adjustments when there are constraint changes that impact your estimate of the transaction price. Please provide qualitative and quantitative information necessary to understand the estimation uncertainty associated with each revenue stream and the impact these estimates have had or are reasonably likely to have on your financial condition or results of operations to the extent the information is material and reasonably available. This information should include why these estimates are subject to uncertainty and, to the extent the information is material and reasonably available, how much these estimates and/or associated assumptions have changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying their calculation. Refer to Item 5.E of Form 20-F and in particular Section V of Release No. 33-8350 referred to in instruction 1 to Instructions to Item 5 for guidance.

Response: The Company acknowledges the Staff’s comment and respectfully advises that we have divided our response to the Staff’s comment under the two sub-headings below to discuss the unique factors present in (1) Sports Technology and Services and (2) Betting Technology, Content and Services.

Sports Technology and Services

With respect to noncash consideration in the Sports Technology and Services revenue stream, sports leagues grant Genius the exclusive, official sports data rights to collect, distribute and monetize the official data content in exchange for the Company’s sports technology and services. Because the exclusive data rights related to a sports league are rare and unique assets, the Company determined that it is not able to reasonably estimate the fair value of these exclusive data rights and, thus, referenced the guidance in ASC 606-10-32-22 to measure the noncash consideration:

If an entity cannot reasonably estimate the fair value of the noncash consideration, the entity shall measure the consideration indirectly by reference to the standalone selling price of the goods or services promised to the customer (or class of customer) in exchange for the consideration.

The exclusive data rights received are not generally sold in publicly disclosed transactions for specified cash values. Genius itself does not have comparable cash transactions for these data rights. Even if there were publicly available cash transactions for some data rights, the data is highly unique to each league, especially with lower tier federations and leagues, and there is not a developed market where the leagues sell similar data to other parties for cash. As a result, the Company measures the noncash consideration indirectly by reference to the standalone selling price of the promised goods or services through the following methods:

1.

Historical sales: When available, the Company determines the standalone selling price of a good or service or group of goods or services based on the sale of said good or service from a previous transaction. This represents an observable price as discussed in ASC 606-10-32-32.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83

(GSL-6)

August 14, 2024

2.

Sale of a similar product: For many of the goods and services, the Company does not make standalone sales. As such, the Company estimates the standalone selling price for these goods and services by looking to similar products for reference. This represents an adjusted market assessment approach as discussed in ASC 606-10-32-34(a).

3.

Cost: As a last resort, the Company will use the cost of the product to determine the standalone selling price. The Company notes that a typical method to estimate standalone selling price would include expected cost plus a margin as discussed in ASC 606-10-32-34(b), but the Company has determined that the impact of including a margin in addition to the cost would not materially impact its accounting.

As a result, the Company does not estimate the fair value of the noncash consideration itself; instead, its estimates relate to the underlying standalone selling price of some services promised to the customer, specifically those where estimation involves sales of a similar product based on identifying the most comparable products and analyzing the related pricing. Historical sales and cost are based on observable transactions or data points and do not drive estimation uncertainty. The Company does not expect information available to validate the accuracy of the assumptions other than that the Company uses all information available to make its estimates. For the fair value of the noncash consideration, the assets are expected to continue to be unique without representative cash transactions against which to readily determine an appropriate fair value. With respect to estimating standalone selling price of services based on sales of comparable products, the Company does not expect to have standalone sales of the exact products.

Therefore, the estimation uncertainty is subject to the uncertainties of the standalone selling price estimation process when observable sales are not available. Despite this, the Company acknowledges that the value-in-kind revenue stream is not subject to material changes. For example, when applying +/- 10% sensitivity analysis to the 2023 value-in-kind transaction price, there is only a 0.4% relative change to total Revenue from Contracts with Customers for the year ended 2023.

In future filings, we will explain the uncertainty driven by identifying the most comparable products and analyzing the related pricing for services where we determine standalone selling price based on sales of similar products. Additionally, we will explain the uncertainty is driven by determining the appropriate margin for services where we determine standalone selling price based on costs. To illustrate an example of the future disclosure to address such items, the Company has provided proposed enhancements to its fiscal year 2023 discussion. Refer below for our proposed updates to Item 5. Operating and Financial Review and Prospects, B. Critical Accounting Estimates section of our Form 20-F for the Fiscal Year Ended December 31, 2023 (changes are marked for convenience) that the Company will provide on a prospective basis:

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83

(GSL-7)

August 14, 2024

Genius determines the standalone selling price of goods or services based on an observable standalone selling price when it is available, as well as other factors, including standalone sales of similar goods or services, cost plus a reasonable margin, the price charged to customers, discounting practices, and overall pricing objectives, while maximizing observable inputs. For Sports Technology and Services, Genius primarily receives noncash consideration in the form of official sports data and streaming rights, along with other rights. Because there is not a readily determinable fair value for these unique data rights, Genius estimates the fair value of noncash consideration by reference to the standalone selling price of the services promised to the customer. As a result, the Company does not estimate the fair value of the noncash consideration itself, rather its estimates relate to the underlying standalone selling price of the services promised to the customer. Estimation uncertainty relates to the standalone selling price for goods or services that do not have observable transactions for which the Company uses sales of a similar product or cost plus a reasonable margin. For sales of a similar product, the uncertainty is driven by identifying the most comparable products and analyzing the related pricing. For cost, the uncertainty is driven by the determination of an appropriate margin to apply to the Company’s costs in satisfying the performance obligation.

Betting Technology, Content and Services

For Betting Technology, Content and Services, the Company offers a fixed price for a minimum number of events and then charges either data or streaming overages for events above the contractual minimum. The overages are structured to reset over certain measurement periods (monthly, quarterly, or annually). The variable amounts in excess of the minimum are allocated to each measurement period in which they are earned under the contract because both variable consideration allocation criteria are met for each measurement period.

•

Criterion (a) in paragraph 606-10-32-40 is met. The variable amounts relate specifically to Customer’s usage of the service during the measurement period because the excess amounts earned in the measurement period are not dependent on transactions in a previous or future period.

•

Criterion (b) in paragraph 606-10-32-40 is met. The allocation of excess variable amounts to the measurement period in which they are earned under the contract is consistent with the allocation objective in ASC 606-10-32-28; this is because the excess amounts earned are commensurate with the benefit to Customer during that measurement period and the pricing in each period is consistent.

The Company has concluded that, for most instances related to its data and streaming service contracts, the measurement period aligns with the reporting date or does not cross a reporting date, and therefore, the variable consideration allocation exception under the series guidance prescribed in ASC 606-10-32-40 has been met, and an estimate of this variable consideration at inception is not required as there is no financial statement impact.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83

(GSL-8)

August 14, 2024

However, for instances in which the variable consideration allocation exception is not met (i.e., when the measurement period does not align with the Company’s reporting period or the measurement period crosses a reporting period), the Company is required to estimate variable consideration. Because of the unpredictability of sports outcomes and Customer event volumes, the Company fully constrains these amounts and recognizes them when actual overages are incurred, typically in the last month or two of a Customer’s measurement period. Since the overages are incurred near the end of the measurement period, a cumulative catch-up adjustment is recorded to distribute the overage over the measurement period.

As a result, estimation uncertainty only arises for the contracts where the variable consideration allocation exception does not allow allocation of variable fees to distinct time periods consistent with the measurement period in the contract. In these cases, the Company constrains the variable consideration driven by the significant uncertainty in event volumes, which are out of the Company’s control and tend to vary widely from contract-to-contract. Additionally, the contract minimums are structured to satisfy the customer’s estimated data and streaming requirements, and the overages are included to catch data and streaming events when they significantly exceed the negotiated expectations. [***]1 As a result, overages from one period are typically not indicative of overages for the same customer in the next period. [***]2 As a result, the Company expects the uncertainty to continue.

To put this in quantitative context, based on historical overages for the past few years, the Company would not expect data and streaming overages from contracts where the variable consideration allocation exception is not applicable to exceed $1 million in a given year (and given the uncertainty, the amount could be significantly lower), which is less than 0.5% of the total Revenue from Contracts with Customers for the year ended 2023.

In future filings, we will explain the uncertainty in the number of events, which is out of the Company’s control and tends to vary widely from contract-to-contract. To illustrate an example of the future disclosure to address such items, the Company has provided enhancements to its fiscal year 2023 discussion. Refer below for our proposed updates to Item 5. Operating and Financial Review and Prospects, B. Critical Accounting Estimates section of our Form 20-F for the Fiscal Year Ended December 31, 2023 (changes are marked for convenience) that the Company will provide on a prospective basis:

[1]	The Company has requested confidential treatment for the redacted portion under Rule 83, as indicated by “[***]”, and has delivered a complete unredacted copy of the letter to the Commission.
[2]	The Company has requested confidential treatment for the redacted portion under Rule 83, as indicated by “[***]”, and has delivered a complete unredacted copy of the letter to the Commission.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83

(GSL-9)

August 14, 2024

For Betting Technology, Content and Services contracts with variable consideration associated with overages, Genius structures the contractual measurement of overages to reset over certain measurement periods (monthly, quarterly, or annually). The variable amounts in excess of the minimum are allocated to each measurement period in which they are earned when the measurement period aligns with the reporting date or does not cross a reporting date and then recognized during that period. However, when the measurement period crosses the reporting date, the Company estimates overages. In these cases, the Company constrains the variable consideration driven by the uncertainty in event volumes, which are out of the Company’s control and tend to vary significantly from contract to contract. Genius records a cumulative-effect adjustment to adjust revenue recognized to date when there are constraint changes that impact Genius’ estimate of the transaction price. ~~For those performance obligations for which revenue is recognized using an input method,~~ Changes in total estimated costs, and related progress towards complete satisfaction of the performance obligation, are recognized on a cumulative catch-up basis in the period in which the revisions to the estimates are made.

Item 15. Controls and Procedures, page 98

5.

You disclose in each Form 20-F for fiscal years 2022 and 2023 that you concluded your disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) were effective for each respective year. However, we did not note disclosure pursuant to Item 15.d of Form 20-F in either fiscal 2022 or 2023 Form 20-F’s as to whether and how the material weakness described in amendment No. 1 to Form 20-F fiscal 2021 was remediated. From the risk factor on page 29 of the fiscal 2023 Form 20-F it appears the prior material weakness has not been remediated. In view of this, please explain to us your basis for concluding that both DC&P and ICFR were effective for each of fiscal 2022 and 2023.

Response: The Company acknowledges the Staff’s comment and respectfully advises that in its Form 20-F/A filing for the year ended December 31, 2021, the Company disclosed the identification of a material weakness related to controls over the calculation of net loss attributable to common stockholders and loss per share in accordance with U.S. GAAP and concluded that DC&P and ICFR were not effective as of December 31, 2021. At that time, the Company had not identified the circumstances that led to the restatement of the financial statements, but disclosed its planned remediation efforts, which stated the following:

“In light of the material weakness identified, we plan to enhance our processes to identify and appropriately apply applicable accounting requirements related to loss per share calculation to better evaluate and understand the nuances of the complex accounting standards that apply to our financial statements. Our plans at this time include continue to provide access to accounting literature, research materials and documents, enhanced review and analysis process around loss per share calculation and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications.”

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83

(GSL-10)

August 14, 2024

In response to the above plan, during fiscal year 2022, the Company implemented measures designed to remediate the material weakness identified during fiscal year 2021, including enhancing internal controls specifically related to net loss attributable to common stockholders and loss per share such as the following:

•	The inclusion of a checklist that includes the following steps:

•	to review the latest accounting literature on earnings per share (“EPS”);

•	to review the treatment of preference shares specifically and explicitly, if applicable; and

•	to review the accuracy of not only the current quarter’s results, but also the prior periods results.

•	The addition of a Chief Financial Officer (“CFO”) review and sign-off of the control.

The Company conducted testing on the operating effectiveness during both the third and fourth quarters of 2022 and concluded the controls were operating effectively. Thus, the Company believes the remediation plan was properly implemented and the material weakness was remediated as of December 31, 2022.

Although the above-mentioned steps to remediate the material weakness were not disclosed in Item 15 of the Company’s Form 20-F for the year ended December 31, 2022, the following explicit statement is disclosed within Item 15, Changes in internal control over financial reporting section, pursuant to Item 15.d of Form 20-F:

“We also enhanced our revenue analysis and loss per share internal controls in the period.”

We believe this explicit statement provides a reader with an understanding that material changes to ICFR were made during fiscal year 2022, with appropriate linkage to the previously disclosed material weakness (i.e., discussion of enhanced loss per share internal controls).

Based on the above, the Company concluded and disclosed that both its DC&P and ICFR were effective as of December 31, 2022. Refer to the Company’s response in Comment 6 below for conclusions regarding the effectiveness of DC&P and ICFR for fiscal year 2023.

As it relates to the inclusion of the risk factor on page 29 of the Form 20-F for the year ended December 31, 2023 that suggests that the prior material weakness had not been remediated, the Company will update the risk factor disclosure beginning with its next Form 20-F filing for the year ended December 31, 2024.

6.

You disclose on page F-7 revisions to fiscal years 2022 and 2021 within the fiscal 2023 Form 20-F that affected the previously reported adjusted loss per share amount for each of these years. The revision appears to be of the same nature as the material weakness for fiscal 2021 mentioned above. Accordingly, please explain to us how this revision was not considered to be a material weakness and your basis for concluding that each of DC&P and ICFR were effective for fiscal 2023.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83

(GSL-11)

August 14, 2024

Response: The Company respectfully acknowledges the Staff’s comment and advises that, during preparation of financial information related to the year ended December 31, 2023, the Company determined there were errors in the calculation of weighted average common stock outstanding and loss per share for the three months ended March 31, 2023, three and six months ended June 30, 2023, and three and nine months ended September 30, 2023 and the years ended December 31, 2022 and 2021.

The occurrence of the errors was the result of a misinterpretation related to the legal terms of the NFL warrants (that occurred prior to fiscal year 2023) of the contingency surrounding the repurchase or redemption of the B Shares attached to the NFL warrants, and subsequently the calculation of loss per share. In the fourth quarter of 2023, the legal interpretation of the contingency was revised; specifically, the Company, in consultation with its legal advisors, determined that the Company’s approval of the exercise of the NFL warrants into ordinary shares was merely a formality and that the Company could not restrict the NFL from exercising its warrants into ordinary shares such that the shares underlying the NFL warrants should be considered in calculating EPS. At each prior reporting period, the weighted average common stock outstanding calculation was based on the legal interpretation available at the time.

The Company conducted an analysis of the materiality of the errors and concluded that the revisions to the weighted average common stock outstanding and loss per share for the years ended December 31, 2022 and 2021 (as reported in the consolidated financial statements for the year ended December 31, 2023) were not material to the consolidated financial statements.

We believe that the Company’s existing internal control related to evaluating whether certain instruments should be included or excluded in EPS was operating effectively. Once the updated legal interpretation of the contingency surrounding the repurchase or redemption of the B Shares attached to the NFL warrants was provided in the fourth quarter of fiscal year 2023, this internal control correctly identified that the contingently issued shares should be included in the calculation of weighted-average common stock outstanding. That is, the legal interpretation of the contingency was revised, and the internal control operated effectively to mitigate the risk of misstatement for the year ended December 31, 2023 because it identified the change and resulted in the Company updating the calculation of weighted average common stock outstanding.

Furthermore, the revisions to previously issued financial statements for the years ended December 31, 2022 and 2021 (reported in the consolidated financial statements for the year ended December 31, 2023) specifically relates to including vested NFL warrants in the calculation of weighted average common stock outstanding based on an updated interpretation, whereas the restatement of financial statements and material weakness identified in fiscal year 2021 related to including the accretion amount for preference shares for each period in the calculation of net loss attributable to common stockholders. The Company views the errors identified in fiscal year 2023 and fiscal year 2021 as unrelated matters.

Based on the above, the Company believes DC&P and ICFR were effective as of December 31, 2023.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83

(GSL-12)

August 14, 2024

Consolidated Statements of Cash Flows, page F-6

7.

Under sports technology revenue on page F-15 you disclose you receive noncash consideration. It does not appear this noncash consideration is an adjustment to reconcile net loss to net cash provided by (used in) operating activities. Please advise.

Response: As part of the Sports Technology and Services product line, the Company builds and supplies technology and services that allow sports leagues to collect, analyze, and monetize their data. These tools include creation of fan-facing websites, rich statistical content such as team and player standings, immersive social media content, and its streaming product, a tool that allows sports leagues to automatically produce, distribute and commercialize live, audio-visual game content. In exchange for these services, the sports leagues grant the Company the data and streaming rights to collect, distribute, and monetize the official data or streaming content (the “noncash consideration”). There is not a readily determined fair value for the noncash consideration so the Company estimates the fair value of noncash consideration based on the standalone selling price of the services promised to customers. Revenue is recognized either ratably over the contract term or as the services are provided, by event or season, depending on the nature of the underlying promised product or service.

The Company expenses the data and streaming rights in costs of sales as “data and streaming rights,” which fully offsets the revenue recognized from the noncash consideration (i.e., the official sports leagues data and streaming rights) in the Sports Technology and Services agreements. Because the sports technology revenue is fully offset by the related expense for the data and streaming rights, there is no impact to the reconciliation of net loss to net cash provided by (used in) operating activities.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Segment Information, page F-9

8.

We note you have three product lines. It appears the economic characteristics of each product line, the nature of the products within each line and perhaps the method used to distribute the products in each line vary between lines. You disclose you operate in only one operating segment. Please tell us, and revise to disclose as appropriate, the factors you used to determine you operate in only one operating segment, including the basis of organization, and whether operating segments have been aggregated pursuant to ASC 280-10-50-21. As part of your response, if applicable, tell us how you identified your operating segments based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a description of each of these operating segments. To the extent you have more than one operating segment, tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segment. Please be detailed in your response.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83

(GSL-13)

August 14, 2024

Response: The Company determined its reporting segments based on the analysis under ASC 280-10-50 summarized below. The analysis is updated periodically in connection with the preparation of the interim and year-end financial statements.

Determination of the chief operating decision maker

To be an operating segment, the operating results need to be regularly reviewed by the entity’s chief operating decision maker (“CODM”) per ASC 280-10-50-1(b). As ASC 280-10-50-5 notes, the CODM defines a function rather than an individual with a specific title, and the function of the CODM is to allocate resources to and assess the operating results of the operating segments of an entity. The information used by the CODM for purposes of allocating resources and assessing performance provides the basis for determining the operating segments.

The management of the Company is comprised of an External Board, an Executive Board, and an Internal Board as follows:

•

The External Board consists of executive and non-executive directors. The External Board is primarily responsible for high-level decision-making of the business, specifically business critical decisions that reach a certain level of materiality (i.e., budget, M&A activity, major rights acquisitions, etc.). However, the External Board does not oversee the day-to-day management of the business.

•

The Executive Board is comprised of the Company’s executive officers. The Internal Board is comprised of senior management from major departments such as sales, operations and finance. Both the Executive Board and the Internal Board are primarily responsible for direct business management and oversight.

The various boards and key management stakeholders generally receive the same financial information.

[***]3

Therefore, the Company’s CEO is the CODM as the CEO is responsible for allocating resources and assessing performance.

[3]	The Company has requested confidential treatment for the redacted portion under Rule 83, as indicated by “[***]”, and has delivered a complete unredacted copy of the letter to the Commission.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83

(GSL-14)

August 14, 2024

Identification of operating segments

Pursuant to ASC 280-10-50-1, an operating segment has the following characteristics:

•	It engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

•	Its operating results are regularly reviewed by the public entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance.

•	Its discrete financial information is available.

The Company first performed an evaluation focusing on the Company’s business activities for which it recognizes revenues and incurs expenses. The Company’s business operations are centered around the acquisition of sports data and incorporating the data into various sportsbook content and media products for sportsbook and sports-adjacent customers. Overall, Management notes the Company’s primary business activities are associated with the Company’s individual product offerings.

Next, the Company considered the financial information available and readily reviewed by the CODM to assess performance and make resource allocation decisions. This financial information reported to the CODM is included within the “Genius Sports Board Report.” In analyzing the Genius Sports Board Report, the Company notes the financial information is presented at a consolidated level except for revenue, which is presented by product offering. Specifically, data and streaming rights, cost of sales, human resources (“HR”) & staff costs and selling, general, and administrative (“SG&A”) costs are presented on a consolidated basis by nature of the expense but are not allocated to a specific product offering. Moreover, gross profit, EBITDA and adjusted EBITDA information presented in the report is at a consolidated level.

Overall, the CODM only receives revenue information disaggregated by product line. Thus, each product line is not an operating segment because the information provided (i.e., only revenue information) is not sufficient for the CODM to make decisions about allocating resources and assessing the Company performance at any level other than a group level. The CODM’s focus is on top-line revenue growth across the business (i.e., not specific to certain product lines) as well as achieving bottom-line EBITDA growth.

The Company also considered the nature of the business and the compensation strategies to determine the operating segments as follows:

•

Class of customer – Although the Company sells distinct products to its customer base which primarily consists of betting operators, there is significant overlap in the customers that would purchase the Company’s various product offerings outside of sales of technology software to sports federations, which makes up a minor portion of total revenues. Therefore, the CODM does not view the Company’s classes of customers differently.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83

(GSL-15)

August 14, 2024

•	[***][4]

In conclusion, the Company believes it has one reportable segment. The Company does not track discrete financial information by product for the CODM to assess performance and make resource allocation decisions. The Company is not aggregating pursuant to ASC 280-10-50-11, as the Company does not believe it has multiple operating segments.

Note 4. Revenue

Revenue by Major Product Line, page F-22

9.

In the sentence above the table on page F-22 you state your product offerings primarily deliver a service satisfied over time and not a point in time. On page F-14 under creative video marketing you state you recognize revenue for campaigns at the point in time upon delivery and acceptance. Please reconcile these statements.

Response: The Company respectfully acknowledges the Staff’s comment and advises that this reference on page F-22 that the Company “primarily deliver(s) a service to a customer satisfied over time, and not at a point in time” is accurate because, although it does have some performance obligations satisfied at a point in time, they related to video marketing, which represents 0.1% of total revenue in FY23. As a result, the Company used the word “primarily” to acknowledge this immaterial exception to the general statement that it satisfies all other performance obligations over time.

The disclosure on page F-14 is specific to the creative video marketing performance obligation. As a result, considering the small amount of revenue from video marketing, we believe the discussion on page F-22 is accurate, even though the Company satisfies certain performance obligations at a point in time.

[4]	The Company has requested confidential treatment for the redacted portion under Rule 83, as indicated by “[***]”, and has delivered a complete unredacted copy of the letter to the Commission.

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83

(GSL-16)

August 14, 2024

If you have any questions related to this letter, please contact me at (212) 446-4947.

Sincerely,

/s/ Ross Leff
Ross M. Leff

cc (by email):

Nick Taylor, Genius Sports Limited, Chief Financial Officer

FOIA CONFIDENTIAL TREATMENT REQUESTED BY

GENIUS SPORTS LIMITED

PURSUANT TO RULE 83

(GSL-17)